UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

TERAWULF Inc.
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

88080T 104
(CUSIP Number)

Stammtisch Investments LLC 9 Federal Street Easton, Maryland 21601 (410) 770-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of Section 18 of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88080T 104	SCHEDULE 13D	Page 2 of 12

1	NAME OF REPORTING PERSON Stammtisch Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,198,883
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,198,883
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,198,883
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 382,597,605 shares of common stock, par value $0.001 per share (“Common Stock”), of TeraWulf Inc. (the “Issuer”) issued and outstanding as of August 9, 2024, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed August 13, 2024.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 3 of 12

1	NAME OF REPORTING PERSON Paul B. Prager
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,984,880
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 27,984,880
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,984,880
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% (2)
14	TYPE OF REPORTING PERSON IN

(2)

Based on 382,597,605 shares of Common Stock of the Issuer, issued and outstanding as of August 9, 2024, as set forth in the Issuer’s Quarterly Report on Form 10-Q, dated August 13, 2024. Aggregate amount beneficially owned includes 1,971,778 warrants, exercisable at any time at the option of the holder thereof for an equal number of fully paid and non-assessable shares of the Issuer’s Common Stock.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 4 of 12

1	NAME OF REPORTING PERSON Lucky Liefern LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 654,706
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 654,706
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 654,706
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (3)
14	TYPE OF REPORTING PERSON OO

(3)	Based on 382,597,605 shares of Common Stock of the Issuer, issued and outstanding as of August 9, 2024, as set forth in the Issuer’s Quarterly Report on Form 10-Q, dated August 13, 2024.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 5 of 12

1	NAME OF REPORTING PERSON Heorot Power Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (4)
14	TYPE OF REPORTING PERSON OO

(4)	Based on 382,597,605 shares of Common Stock of the Issuer, issued and outstanding as of August 9, 2024, as set forth in the Issuer’s Quarterly Report on Form 10-Q, dated August 13, 2024.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 6 of 12

1	NAME OF REPORTING PERSON Allin WULF LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,971,778
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,971,778
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,971,778
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (5)
14	TYPE OF REPORTING PERSON OO

(5)

Based on 382,597,605 shares of Common Stock of the Issuer, issued and outstanding as of August 9, 2024, as set forth in the Issuer’s Quarterly Report on Form 10-Q, dated August 13, 2024. Aggregate amount beneficially owned includes 1,971,778 warrants, exercisable at any time at the option of the holder thereof for an equal number of fully paid and non-assessable shares of the Issuer’s Common Stock.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 7 of 12

1	NAME OF REPORTING PERSON Beowulf Electricity & Data Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 260,513
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 260,513
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 260,513
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (6)
14	TYPE OF REPORTING PERSON OO

(6)	Based on 382,597,605 shares of Common Stock of the Issuer, issued and outstanding as of August 9, 2024, as set forth in the Issuer’s Quarterly Report on Form 10-Q, dated August 13, 2024.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 8 of 12

1	NAME OF REPORTING PERSON Riesling Power LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 20,000,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% (7)
14	TYPE OF REPORTING PERSON OO

(7)	Based on 382,597,605 shares of Common Stock of the Issuer, issued and outstanding as of August 9, 2024, as set forth in the Issuer’s Quarterly Report on Form 10-Q, dated August 13, 2024.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 9 of 12

Item 1. Security and Issuer.

This Amendment No. 13 (“Amendment No. 13”) amends and supplements the original Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 23, 2021, as amended by Amendment No. 1 thereto, filed with the Commission on March 15, 2022, Amendment No. 2 thereto, filed with the Commission on September 2, 2022, Amendment No. 3 thereto, filed with the Commission on October 4, 2022, Amendment No. 4 thereto, filed with the Commission on October 14, 2022, Amendment No. 5 thereto, filed with the Commission on December 16, 2022, Amendment No. 6 thereto, filed with the Commission on February 3, 2023, Amendment No. 7 thereto, filed with the Commission on March 10, 2023, Amendment No. 8 thereto, filed with the Commission on June 28, 2023, Amendment No. 9 thereto, filed with the Commission on August 1, 2023 Amendment No. 10 thereto, filed with the Commission on August 30, 2023, Amendment No. 11 thereto, filed with the Commission on September 22, 2023, and Amendment No. 12 thereto filed with the Commission on October 24, 2023 (the “Schedule 13D”) and is filed by (i) Stammtisch Investments LLC, a Delaware limited liability company (“Stammtisch”), (ii) Mr. Paul B. Prager, (iii) Lucky Liefern LLC (“Lucky Liefern”), (iv) Heorot Power Holdings LLC (“Heorot”), (v) Somerset Operating Company, LLC (“Somerset”), (vi) Allin WULF LLC (“Allin WULF”), (vii) Beowulf Electricity & Data Inc. (“Beowulf E&D”), and (viii) the Beowulf Electricity & Data Inc. Employee Discretionary Trust (“E&D Trust”) and (ix) Riesling Power, LLC (“Riesling”) (each, a “Reporting Person” and, collectively, the “Reporting Persons”), relating to the shares of the common stock, par value $0.001 per share (the “Common Stock”), of TeraWulf Inc. (formerly known as Telluride Holdco, Inc.), a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meaning set forth in the Schedule 13D. The purpose of this Amendment No. 11 is to add Riesling as a Reporting Person and to disclose recent transactions identified in Item 3.

Item 2. Identity and Background.

Item 2 is amended to add Riesling Power LLC as a Reporting Person. Item 2 is amended to include the following:

(a)	Riesling Power LLC

(b)	The address of Riesling is 9 Federal Street, Easton, Maryland 21601.

(c)	Riesling was formed in order to acquire, hold and dispose of investments in the power and energy infrastructure industry. Riesling is the parent company of Somerset. Mr. Paul B. Prager is the President of Riesling and may be deemed to have the power to direct the voting and disposition of the Common Stock beneficially owned by Riesling. Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Paul B. Prager may be deemed to be a beneficial owner of the Common Stock held for the account of Riesling.

(d)	Riesling has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Riesling has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Riesling is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration.

On October 9, 2024, the Issuer entered into a lease termination agreement with Somerset and Riesling Power LLC (the “Termination Agreement”), pursuant to which the existing lease agreement between Lake Mariner Data LLC and Somerset (the “Prior Lease”) was terminated. As consideration for Somerset’s willingness to terminate the Prior Lease and enter into a new lease agreement with the Issuer and Lake Mariner Data LLC, the Issuer paid Riesling consideration consisting of 20 million shares of Common Stock and $12 million in cash. Under the Termination Agreement, Riesling agreement to the following transfer restrictions on the shares: until October 9, 2025, Riesling will not sell any of such 20,000,000 shares of Common Stock. Following such date, Riesling may sell up to five million (5,000,000) shares of such Common Stock. After April 9, 2026, Riesling will no longer be restricted hereby in any manner whatsoever. Notwithstanding anything herein to the contrary, upon a “Change in

CUSIP No. 88080T 104	SCHEDULE 13D	Page 10 of 12

Control” the foregoing restrictions on sale shall no longer apply. “Change in Control” means any transaction or series of related transactions, the result of which is that any person, entity or group, other than any Riesling and its Affiliates, (i) acquires beneficial ownership of more than fifty percent (50%) of the voting stock of the Issuer, measured by voting power rather than number of shares or (ii) acquires the right to designate two (2) or more members of the Issuer’s Board of Directors.

The description of the Termination Agreement is qualified in its entirety by reference to the Termination Agreement, a copy of which is attached as Exhibit 1 hereto and incorporated herein by reference.

Item 4. Purpose of Transaction.

The information set forth under Item 3 above is incorporated herein by reference.

Item 4 is further amended as follows:

On May 1, 2024, all of the voting proxies in favor of Mr. Paul B. Prager expired.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended as follows:

Reference to percentage ownerships of Common Stock in this Schedule 13D are based on 382,597,605 shares of Common Stock of the Issuer, issued and outstanding as of August 9, 2024, as set forth in the Issuer’s Quarterly Report on Form 10-Q, dated August 13, 2024.

(a) and (b)

(i)	As of the date of this Schedule 13D, Stammtisch may be deemed to be the beneficial owner of 5,189,883 shares of Common Stock (approximately 1.4% of Common Stock), which it holds directly. Stammtisch may be deemed to have sole dispositive power with respect to such shares of Common Stock.
(ii)	As of the date of this Schedule 13D, Mr. Paul B. Prager may be deemed to be the beneficial owner of 27,984,880 shares of Common Stock (approximately 7.3% of Common Stock). Of such 27,984,880 shares of Common Stock, Mr. Paul B. Prager has a beneficial ownership interest with respect to 894,000 shares he owns directly, 4,198,883 shares of Common Stock by virtue of his position as the sole manager and president of Stammtisch, 654,706 shares of Common Stock by virtue of his position as the managing member of Lucky Liefern, 5,000 shares of Common Stock by virtue of his position as the sole managing member of Heorot, 1,971,778 shares underlying warrants held by Allin Wulf, 260,513 shares held by Beowulf E&D and 20,000,000 shares of Common Stock by virtue of his position as the sole managing member of Riesling. Mr. Paul B. Prager may be deemed to have sole voting power and sole dispositive power with respect to all such 27,984,880 shares of Common. Mr. Paul B. Prager disclaims beneficial ownership of all such shares of Common Stock.
(iii)	As of the date of this Schedule 13D, Lucky Liefern may be deemed the beneficial owner of 654,706 shares of Common Stock (approximately 0.2% of Common Stock), which it holds directly. Lucky Liefern may be deemed to have sole voting and dispositive power with respect to such shares of Common Stock.
(iv)	As of the date of this Schedule 13D, Heorot may be deemed the beneficial owner of 5,000 shares of Common Stock (approximately 0.0% of Common Stock), which it holds directly. Heorot may be deemed to have sole voting and dispositive power with respect to such shares of Common Stock.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 11 of 12

(v)	As of the date of this Schedule 13D, Somerset does not beneficially own any shares of Common Stock.
(vi)	As of the date of this Schedule 13D, Allin WULF may be deemed the beneficial owner of 1,971,778 shares of Common Stock (approximately 0.4% of Common Stock) underlying warrants it holds directly. Allin Wulf may be deemed to have sole voting and dispositive power with respect to such shares of Common Stock.
(vii)	As of the date of this Schedule 13D, Beowulf E&D may be deemed the beneficial owner of 260,513 shares of Common Stock (approximately 0.0% of Common Stock), which it holds directly. Beowulf E&D may be deemed to have sole voting and dispositive power with respect to such shares of Common Stock.
(viii)	As of the date of this Schedule 13D, E&D Trust does not beneficially own any shares of Common Stock.
(ix)	As of the date of this Schedule 13D, Riesling may be deemed the beneficial owner of 20,000,000 shares of Common Stock (approximately 5.2% of Common Stock), which it holds directly. Riesling may be deemed to have sole voting and dispositive power with respect to such shares of Common Stock.
(c)	The information set forth in Item 3 above is hereby incorporated into this Item 5(c) by reference, as applicable. In addition, as previously reported on Forms 4:

In the last 60 days, Stammtisch contributed 4,000,000 shares of Common Stock,and Somerest contributed 10,638 shares of Common Stock, to Somerset Goods and Services Trust, in each case for no consideration.

(d)	Not applicable.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3 and 4 above is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

1.	The Termination Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed on October 10, 2024).
2.	Joint Filing Agreement among the Reporting Persons.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 12 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2024

STAMMTISCH INVESTMENTS LLC

By:	/s/ Paul B. Prager
	Name:	Paul B. Prager
	Title:	President and Manager

PAUL B. PRAGER

/s/ Paul B. Prager

LUCKY LIEFERN, LLC

By:	/s/ Paul B. Prager
	Name:	Paul B. Prager
	Title:	Managing Member

HEOROT POWER HOLDINGS, LLC

By:	/s/ Paul B. Prager
	Name:	Paul B. Prager
	Title:	Managing Member

SOMERSET OPERATING COMPANY, LLC

By:	/s/ Paul B. Prager
	Name:	Paul B. Prager
	Title:	Managing Member

ALLIN WULF LLC

By:	/s/ Paul B. Prager
	Name:	Paul B. Prager
	Title:	President

BEOWULF ELECTRICITY & DATA INC.

By:	/s/ Paul B. Prager
	Name:	Paul B. Prager
	Title:	President

BEOWULF ELECTRICITY & DATA EMPLOYEE DISCRETIONARY TRUST

By:	/s/ Paul B. Prager
	Name:	Paul B. Prager
	Title:	President

RIESLING POWER LLC

By:	/s/ Paul B. Prager
	Name:	Paul B. Prager
	Title:	President

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBITS

1.	The Termination Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed on October 10, 2024).

2.	Joint Filing Agreement among the Reporting Persons.